EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                                                                     PRESS RELEASE

MAGAL ACQUIRES WEBSILICON STRENGTHENING
ITS CYBER SECURITY OFFERINGS FOR CRITICAL SITES

YAHUD, Israel – Jan. 23rd 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced the acquisition of WebSilicon Ltd., an Israeli-based company with unique monitoring offerings for landline and wireless networks.

WebSilicon Ltd. will form an integral part of Magal's recently announced cyber strategy that will expand its offerings to deliver integrated physical-cyber solutions for critical sites.

Eitan Livneh, President and CEO of Magal S3, commented: “Magal chose WebSilicon due its strong executive and development team, as well as its successful product sales to intelligence and other cyber protection players. The founders' experience and backgrounds will allow Magal to accelerate its efforts to be a leader in the convergence of physical and cyber security. WebSilicon will continue to support its existing customers and expand its presence in the network management and monitoring markets."

Iftah Bratspiess, CEO of WebSilicon, commented: “We are very excited to join the Magal group and to become part of a larger and successful organization. This will enable us to improve our support to our existing customers, address new markets and invest more in our leading cyber technology."

About Web-Silicon

WebSilicon is a leading company in the rapidly growing network management and monitoring markets. The company develops unique hardware and software products built to probe and monitor networks, enabling management of networked devices.

Established in 1998, WebSilicon is proud of a track record of successfully deploying over 150 systems for more than 60 customers and service providers in the telecom, datacom, security and intelligence markets.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com